EXHIBIT 97
Amended and Restated
Rule 10D-1 Clawback Policy

Effective September 17, 2025

The Campbell’s Company (the “Company”) has adopted this Amended and Restated Rule 10D-1 Policy (this “Policy”), effective as of September 17, 2025 (the “Effective Date”), which provides for the recovery of Incentive Compensation in the event of a Restatement. This Policy is designed to comply with, and shall be interpreted consistent with, Section 10D of the Exchange Act, Rule 10D-1 and The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5608 (“Nasdaq Rule 5608”).

I.Policy

In the event the Company is required to prepare a Restatement, the Company shall reasonably promptly recoup the amount of any Erroneously Awarded Compensation received by each Executive Officer, as calculated pursuant to this Policy, during the Applicable Period, except as provided in this Policy.

This Policy applies to Incentive Compensation received by an Executive Officer (a) after beginning services as an Executive Officer, and (b) if that person served as an Executive Officer at any time during the performance period for such Incentive Compensation.

II.Calculation of Recovery Amount; Form of Recovery

Subject to applicable law, the Compensation Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation, including but not limited to the following: reimbursement; set-off; reducing or cancelling outstanding and future Incentive Compensation; and such other means or combination of means from any amount of compensation approved, awarded, granted, payable or paid to the Executive Officer that the Compensation Committee determines to be appropriate under the circumstances to maximize recovery to the Company.

For Incentive Compensation based on stock price or total shareholder return (“TSR”): (a) the Compensation Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

Recovery of Incentive Compensation under this Policy does not preclude the Company from, in addition to seeking recovery under this Policy, taking any other action that may be available to the Company under applicable law or pursuant to the terms of any similar policy, or in any employment agreement, equity award agreement, or similar agreement, including but not limited to termination of employment and/or the institution of civil or criminal proceedings. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any other claims, damages or other legal rights or remedies the Company may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

Erroneously Awarded Compensation shall be computed by the Compensation Committee without regard to any taxes paid by the Executive Officer in respect of the Erroneously Awarded Compensation. By way of example, with respect to any compensation plans or programs that take into account Incentive Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

•The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Compensation Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq;

•Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the Company, the Compensation Committee must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and Nasdaq Rule 5608; or

•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

III.Administration

The Compensation Committee shall hereby have sole discretion to determine whether and how to apply this Policy to comply with, and interpreted consistent with, Section 10D of the Exchange Act, Rule 10D-1 and Nasdaq Rule 5608. Any determination by the Compensation Committee with respect to this Policy shall be final, conclusive and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. Subject to any limitation at applicable law, the Compensation Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

IV.Effective Date; Applicability

This Policy shall be effective as of the Effective Date. The terms of this Policy shall apply to any Incentive Compensation that is received by Executive Officers on or after October 2, 2023, even if such Incentive Compensation was approved, awarded or granted to Executive Officers prior to such date.

V.No Indemnification

Notwithstanding any provision of the By-laws or otherwise, the Company shall not reimburse (either through indemnification or insurance or otherwise) any Executive Officer against the loss of any amounts recovered under this Policy, and shall not pay or reimburse any Executive Officer for premiums for any insurance policy to fund such employee’s potential recovery obligations.

VI.Effect on Other Plans and Agreements

The recovery of Incentive Compensation from (or the failure to pay or issue Incentive Compensation to) an Executive Officer pursuant to this Policy shall not constitute an applicable “Good Reason” event or termination under any severance protection agreement or plan, change in control agreement or plan, offer letter or other agreement with such Officer, which would commence severance benefits or separation pay.

VII.Amendment and Termination

The Compensation Committee may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

VIII.Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

IX.Validity and Enforceability

To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with Nasdaq Rule 5608, and any related rules or regulations promulgated by the Securities and Exchange Commission or Nasdaq including any additional or new requirements that become effective after the Effective Date.

X.Definitions

“Applicable Period” means the three completed fiscal years immediately preceding the Date on which the Company is required to prepare a Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

“Board” means the Board of Directors of the Company.
“By-laws” mean the By-laws of the Company dated November 19, 2024, as may be amended after the effective date of this Policy.

“Compensation Committee” means (i) the Compensation and Organization Committee of the Board, or (ii) such other committee of the Board that, at the relevant time, has authority for making determinations with respect to executive compensation. Nothing herein shall preclude the Board from acting in lieu of the Compensation and Organization Committee, in the Board’s discretion.

“Date on which the Company is required to prepare a Restatement” is the earlier to occur of (a) the date the Audit Committee of the Board, the Board, or the officer or officers of the Company authorized to take such action if Audit Committee or Board action is not required concludes, or reasonably should have concluded, that it is required to prepare a Restatement, or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement, in each case regardless of if or when the restated financial statements are filed.

“Erroneously Awarded Compensation” means the amount of Incentive Compensation received by the Executive Officer that exceeds the amount of Incentive Compensation that would have been received by the Executive Officer had it been determined based on the Restatement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Officer” means the Company’s current and former executive officers, as determined by the Board in accordance with the definition of executive officer set forth in Rule 10D-1 and Nasdaq Rule 5608.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company share price; total shareholder return; net sales; organic net sales; earnings before interest and taxes; adjusted earnings before interest and taxes; earnings per share; adjusted earnings per share; cash flows; and tax basis income. A financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.

“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

“Restatement” means an accounting restatement of any of the Company’s consolidated financial statements due to the material noncompliance by the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (unless due to a change in accounting policy, generally accepted accounting principles or applicable law).
“Rule 10D-1” means Rule 10D-1 promulgated under the Exchange Act.